File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 20, 2004

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable

Logitech International S.A.

Form 6-K

On January 19, 2004, Logitech International S.A. issued the press release furnished herewith as Exhibit 12.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

Logitech International S.A.

By:	/s/ Guerrino De Luca

Guerrino De Luca
President and Chief Executive Officer

By:	/s/ Kristen M. Onken
Kristen M. Onken Chief Finance Officer, Chief Accounting Officer, and U.S. Representative

January 20, 2004